SIERRA INTERNATIONAL NETWORK, INC.

15333 Culver Drive
Irvine, CA 92604
EIN: 99-1216173
CIK: 0002011617

Date: June 24, 2025

Financial Statements

The following are the financial statements for Sierra International Network, Inc. for the most recent fiscal year ending December 31, 2024. These statements are certified by the President of the company and are based on the company's internal accounting records.

Balance Sheet

Item	As of 12/31/2024	As of 12/31/2023
Cash and Cash Equivalents	$25,000.00	$25,000.00
Prepaid Expenses	$110,000,000.00	$110,000,000.00
Marketable Securities	$15,000,000.00	$15,000,000.00
Right of Use	$15,000,000.00	$15,000,000.00
Note Receivable	$10,000,000.00	$10,000,000.00
Total Assets	$150,025,000.00	$150,025,000.00
Common Stock	$1,200,000.00	$1,200,000.00
Retained Earnings	$300,250.00	$300,250.00
Total Liabilities and Equity	$1,500,250.00	$1,500,250.00

Income Statement (Summary)

For the Year Ending December 31, 2024

Category	Amount
Total Revenue (Barter based)	$110,000,000.00
Total Expenses	$108,500,000.00
Net Income	$1,500,000.00

Certified by:

/s/ Emil Hakim
Emil Hakim
President, Sierra International Network, Inc.